U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING
                        Commission File Number: 0-21952


                                  (check one)

/X/      Form 10-K and Form 10-KSB     / / Form 20-F       / / Form 11-K

/ /      Form 10-Q and Form 10-QSB                         / / Form N-SAR

                      For Period Ended: December 29, 2001


                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant:  AMERICAN SAFETY RAZOR COMPANY

Former name if applicable:  N/A

Address of principal executive office
(Street and number):   240 CEDAR KNOLLS ROAD, SUITE 401

City, state and zip code:  CEDAR KNOLLS, NEW JERSEY 07927


                                   PART II
                            RULE 12B-25(B) AND (C)

         If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         /X/   (a)   The reasons described in reasonable detail in Part III of
                     this form could not be eliminated without unreasonable effort or expense;

         /X/   (b)   The subject annual report, semi-annual report, transition
                     report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date: or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         /  /        The accountant's statement or other exhibit required by
                     Rule 12b-25 has been attached if applicable.

                                   PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company reported in its Quarterly Report on Form 10-Q for the period ended September 29, 2001, filed November 13, 2001, that it had negotiated an amendment to its senior credit agreement which, among other things, allowed for the sale of its Cotton and Foot Care segment and waived certain financial ratio requirements for the period from September 28, 2001 to December 31, 2001. The Company requested a short-term waiver of financial covenants in order to (a) complete its analysis of potential reinvestment of net cash proceeds from the sale of its Cotton and Foot Care segment and (b) request amendment to future financial covenants to give effect to the disposition of the Cotton and Foot Care segment and expected future operating results. Because the waiver of financial covenants was to expire on December 31, 2001, the Company classified the balance of the long-term obligations under its senior credit agreement as of September 29, 2001 as a current liability in its filing on Form 10-Q for the third quarter of fiscal 2001, as required by current accounting standards. On November 13, 2001, the Company sold its Cotton and Foot Care segment to U.S. Cotton, LLC, for $18.0 million in cash. The Company recorded a loss of $24.4 million (net of an income tax benefit of $1.7 million) from the disposition which is subject to resolution with the buyer for certain post-closing adjustments relating to working capital. In January 2002, the net cash proceeds of $17.0 million were utilized to repay a portion of the Company's bank term loans.

         Based on the Company's results of operations for the twelve month period ended December 29, 2001, the Company is currently in default of the leverage, fixed charges, and interest coverage ratios included in its senior credit agreement. As a consequence of these loan covenant violations, the Company's independent public accountants have informed the Company that their opinion on the Company's fiscal 2001 financial statements would include a going concern explanatory paragraph unless the Company obtains satisfactory waivers of the defaults under the senior credit agreement. The Company has been negotiating with the bank group to, among other things, (a) obtain a waiver of the loan covenant violations in existence through March 31, 2002,
(b) amend the covenants for the remainder of the life of the facility based on the Company's anticipated results of operations and financial condition, and
(c) reset the interest rates and other fees under the senior credit agreement to higher levels. There can be no assurance that the Company will be able to reach an agreement with its bank group. If an amendment is not finalized, the Company will explore other alternatives.

         As a result of the significant time and resources expended by the Company's management in connection with the negotiation of the proposed waiver and amendment referenced above, the Company is not in a position to file its Annual Report on Form 10-K by March 29, 2002 without unreasonable effort or expense. Nevertheless, the Company intends to file its Annual Report on Form 10-K, for the period ended December 29, 2001 no later than April 13, 2002.

             CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

         Statements made in this Form 12b-25, as well as statements made by the Company in periodic filings with governmental entities, press releases and other public communications, may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding our expected financial position, business and financing plans are forward-looking statements. Such forward-looking statements are identified by use of forward-looking words such as "anticipates," "believes," "plans," "estimates," "expects," and "intends" or words or phrases of similar expression. These forward-looking statements are subject to various assumptions, risks and uncertainties, including but not limited to, changes in political and economic conditions, demand for our products, acceptance of our products, technology developments affecting our products and to those discussed in our filings with the Securities and Exchange Commission. Accordingly, actual results could differ materially from those contemplated by the forward-looking statements.

                                   PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                 J. Andrew Bolt                   (973) 753 - 3017
                 --------------                    ----------------
                     (Name)                       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

                               / X / yes / / no

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               / X / yes / / no

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         See explanation in Exhibit A attached.

                         American Safety Razor Company
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 29, 2002                     By:  /s/
                                          ------------------------------------
                                          Name:   J. Andrew Bolt
                                          Title:  Senior Vice President and
                                                  Chief Financial Officer

                                                                     Exhibit A


2001 Preliminary Operating Results

         The Company anticipates that it will report the following operating results in its Annual Report on Form 10-K, for the year ended December 29, 2001.


                                                                                               Year          Year
                                                                                              Ended          Ended
                                                                                             December      December
                                                                                             29, 2001      29, 2000
                                                                                             --------      --------
Net sales                                                                                    $228,376      $235,781
Cost of sales                                                                                 153,780       142,162
                                                                                             --------      --------
Gross profit                                                                                   74,596        93,619

Selling, general and administrative expenses                                                   53,926        59,686
Amortization of intangible assets                                                               3,995         3,912
Special termination benefits                                                                        -        14,351
                                                                                             --------      --------
Operating income                                                                               16,675        15,670
Interest expense                                                                               18,348        19,757
                                                                                             --------      --------

Loss from continuing operations before income taxes                                            (1,673)       (4,087)
Income taxes                                                                                    1,352           489
                                                                                             --------      --------
Loss from continuing operations                                                                (3,025)       (4,576)
Discontinued operations:
     Loss from operations of Cotton and Foot Care segment,
         (net of income tax benefit of $125 in 2001 and $290 in 2000)                            (236)         (632)
     Loss on disposition of Cotton and Foot Care segment
         (net of income tax benefit of $1,635)                                                (24,355)            -
                                                                                             --------      --------
Net loss                                                                                     $(27,616)     $ (5,208)
                                                                                             ========      ========


         Net Sales. Net sales for 2001 and 2000 were $228.4 million and $235.8 million, respectively, a decrease of $7.4 million, or 3.1%. Our decrease in net sales for 2001 related primarily to volume decreases and from competitive pricing pressures.

         Razors and Blades. Net sales of our razors and blades segment for 2001 and 2000 were $202.6 million and $208.4 million, respectively, a decrease of $5.8 million, or 2.8%.

         Net sales of shaving razors and blades for 2001 and 2000 were $138.6 million and $140.7 million, respectively, a decrease of $2.1 million or 1.5%. Net sales of domestic shaving products decreased 10.9% primarily reflecting the negative impact of an increase in promotional programs by certain competitors and inventory reductions by certain customers which were somewhat offset by sales gains relating to the premium rubber grip and long handle disposable razors and the Tri-Flexxx(R) shaving products. Net sales of shaving products in international markets increased 9.8% (net of a 4% negative impact of unfavorable exchange rates) reflecting stronger sales in certain of the

Company's markets. The increase results primarily from increased sales of the Tri-Flexxx(R), long handle and welter weight disposable shaving products and from increased sales penetration in existing and new markets.

         Net sales of blades and bladed hand tools for 2001 and 2000 were $46.9 million and $50.7 million, respectively, a decrease of $3.8 million, or 7.5%. The decrease primarily reflects demand softness related to economic conditions and inventory reductions experienced in certain markets.

         Net sales of specialty industrial and medical blades for 2001 and 2000 were $17.1 million and $17.0 million, respectively, an increase of $0.1 million, or 0.6%. Sales of specialty industrial products decreased 19.0% as a result of reduced usage related to economic conditions in certain markets. Sales of medical products increased 18.6% primarily reflecting strong distribution gains.

         Custom Bar Soap. Net sales of our custom bar soap products for 2001 and 2000 were $25.8 million and $27.4 million, respectively, a decrease of $1.6 million or 5.9%. The decrease results primarily from decreased sales volume to several pharmaceutical/skin care and specialty customers, which was somewhat offset by increased sales volume to a pharmaceutical/skincare customer.

         Gross Profit. Gross profit decreased $19.0 million to $74.6 million for 2001, from $93.6 million for 2000. As a percentage of net sales, gross profit was 32.7% for 2001 and 39.7% for 2000. Blade margins declined due primarily to changes in product mix, the negative impact of unfavorable exchange rates, higher depreciation expense related to capacity expansion projects, increased distribution costs, a decrease in pension income and from the shifting of certain personnel into manufacturing departments from selling, general and administrative departments. Soap margins declined due primarily to changes in product mix, higher depreciation expense and from the spreading of manufacturing overheads over a lower sales base.

         Operating and Other Expenses. Selling, general and administrative expenses were 23.6% of net sales for 2001, compared to 25.3% of net sales for 2000. The decrease primarily reflects a decrease in promotional spending for our shaving blade products and management's efforts to control expenses. Amortization of intangible assets was substantially unchanged at $4.0 million for 2001 and $3.9 million for 2000. Interest expense decreased $1.5 million to $18.3 million for 2001 from $19.8 million for 2000, due primarily to lower debt outstanding under the Company's term loans and lower interest rates which were somewhat offset by additional borrowings under the Company's revolving credit facilities and additional interest expense relating to an interest rate swap agreement.

         The Company recorded a loss of $24.4 million (net of an income tax benefit of $1.7 million) relating to the November 13, 2001 disposition of its Cotton and Foot Care segment.

         The Company's effective income tax rate on loss from continuing operations was 80.8% for 2001 and 12.0% for 2000, and varies from the United States statutory rate due primarily to the impact of reduced pre-tax earnings and nondeductible goodwill amortization, foreign taxes in excess of the U.S. tax rate and state income taxes, net of the federal tax benefit.

         Costs of $14.4 million associated with an early retirement program in 2000 are included in the caption "Special termination benefits".